November 30, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Larry Spirgel, Assistant Director Division of Corporate Finance

RE:	SkyTerra Communications, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007

Form 10-Q for the quarter ended September 30, 2007
File No. 0-13865

Dear Mr. Spirgel:

Reference is made to the comments of the Staff of the Securities and Exchange Commission, provided in your letter dated November 13, 2007, related to the aforementioned reports and our supplemental response letters dated August 10, September 18, and October 9, 2007.

The italicized and numbered paragraphs and headings below are taken from your comment letter, and our response to each comment follows in plain text. The staff has requested that the Company expand its disclosures in certain areas and the Company has undertaken in this letter to present the detail underlying the content of disclosures the Company plans to include in future filings. Accordingly, the Company has not amended the reviewed filings in connection with this supplemental submission.

Quarterly Report filed on form 10-Q for the quarter ended September 30, 2007

Note 3 – Acquisitions, page 8

1. We note that you are accounting for the acquisition of additional equity interests in MSV and MSV GP owned by BCE Inc. and Motient using the purchase method of accounting. Considering that MSV was determined to be the accounting acquirer in the MSV exchange in September 2006 and, therefore, that MSV is considered the registrant for accounting purposes, tell us why you believe it is appropriate to account for the acquisition of additional interest in MSV under the purchase method. Tell us how this transaction is different from the reacquisition of your own shares.

As noted, the MSV Exchange Transaction was accounted for as a reverse acquisition with MSV as the accounting acquirer and SkyTerra as the legal acquirer. Notwithstanding the determination of the accounting acquirer, immediately after the MSV Exchange Transaction, SkyTerra is the parent and MSV is a subsidiary based upon the legal form of the combined company and it is the legal form of the combined company that determines the existence of minority interest. As TerreStar

Larry Spirgel	November 30, 2007

Corporation (formerly known as Motient Corporation) did not exchange all of its interest in MSV in the initial closing of the MSV Exchange Transaction and BCE did not participate in the MSV Exchange Transaction, these remaining ownership interests in MSV were components of the minority interest subsequent to the MSV Exchange Transaction.

Once established as minority interest, SFAS No. 141 addresses the acquisition of non-controlling equity interests in a subsidiary. Specifically, paragraph 14 of SFAS No. 141 indicates that:

“the acquisition of some or all of the non-controlling equity interests in a subsidiary – whether acquired by the parent, the subsidiary itself, or another affiliate – shall be accounted for using the purchase method.”

The implementation guidance in Appendix A of SFAS No. 141 describes the types of transactions that constitute the acquisition of minority interest. Included in the examples is the exchange of parent common stock for common stock held by minority stockholders of its subsidiary. In both the BCE and TerreStar Corporation transactions, SkyTerra issued shares of its common stock in exchange for ownership interests in MSV. Subsequent to the exchanges, the shareholders of SkyTerra have an increased ownership interest in the net assets of MSV that, prior to the exchanges, was a legal interest held by MSV partners that did not participate in the initial MSV Exchange Transaction. Accordingly, the Company applied the purchase method in accounting for these transactions.

2. Tell us why you believe it is appropriate to use the market value of SkyTerra common stock in the valuation of the non-voting common stock issued in the acquisitions of additional interests in MSV. Even though the non-voting shares are convertible into SkyTerra voting common stock upon distribution or sale to a third party, it appears that the non-voting common stock in SkyTerra is not the same security as the voting common stock, which is quoted or traded in an over the counter market.

Management considered the non-voting nature of the SkyTerra common stock issued in these transactions when making its fair value determination. Management concluded that the fair value of the non-voting shares did not differ significantly, if at all, from the quoted market price of the SkyTerra common stock (voting) on the measurement date for the following reasons:

•

The holders of the non-voting shares are entitled to all the economic benefits of holding SkyTerra common stock (voting). The non-voting shares have all the risks and rewards of ownership that are substantially similar to voting common stock, including participation in the earnings (and losses) and capital appreciation (depreciation) of SkyTerra.

•

The conversion feature of the non-voting shares results in the ability of the holder to transfer shares with full economic and voting rights to a third party. Therefore, in the hands of a third party buyer or recipient, the shares would have the same features as current voting common stock, and accordingly, the holder of the non-voting shares would be able to realize the same value from a sale as if voting common stock were sold.

Larry Spirgel	November 30, 2007

Management believes the non-voting nature of the shares does not affect fair value as the non-voting nature ceases upon the transfer of the asset between market participants. As GAAP defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”, the fair value determination should be made considering that the non-voting nature of the shares in the hands of the current holder will not survive a subsequent sale or distribution.

3. We note that in connection with the MSV Exchange you stepped up to fair value your investment in TerreStar. We also note that in the quarter ended September 30, 2007 your investment in TerreStar was written down to $90.1 million. Expand your disclosures to discuss in detail how you determined the fair value of your investment in TerreStar. Your disclosures should include but not be limited to a discussion of the methodology used to determine fair value, the assumptions and estimates used in the valuation, and details of any consideration given to third party negotiations in connection with the pending sale of your investment in TerreStar. Further, provide the above disclosures at December 31, 2006 as well as each subsequent interim period of 2007.

TerreStar Networks is a private company and a subsidiary of TerreStar Corporation. In addition, TerreStar Corporation holds assets and liabilities other than its ownership of TerreStar Networks. As such, the Company relies on methods of valuation typical for valuing private securities to determine the value of its investment in TerreStar Networks, including extrapolating value from comparable public securities and the valuation implied by contemporaneous financing transactions.

Purchase Accounting Fair Value

As of September 30, 2006, in connection with the MSV Exchange Transaction purchase accounting, the fair value of the Company’s investment in TerreStar Networks was determined to be $128.7 million using the value implied by financing transactions completed by TerreStar Networks contemporaneous with the MSV Exchange Transaction. Such financing involved TerreStar Corporation purchasing 1.5 million shares of common stock of TerreStar Networks for $45.0 million, implying a $1.1 billion fair value for TerreStar Networks and a $128.7 million value for SkyTerra’s 11.2% interest in TerreStar Networks.

The amount recorded in the Company’s financial statements subsequent to the final purchase price allocation was $112.0 million. This amount reflected the application of negative goodwill in the purchase accounting. This amount was the carrying value of the investment prior to the impairment charge recorded in the quarter ended September 30, 2007.

Periodic Assessment for Impairment– Through 1st Quarter 2007

To perform periodic assessments of impairment, the Company utilized a market based valuation approach that extrapolated the value of TerreStar Networks and the Company’s TerreStar Networks investment from the trading prices of TerreStar Corporation and SkyTerra common stock.

Larry Spirgel	November 30, 2007

Specifically, TerreStar Corporation owns two principal assets:

•	a 70%-85% ownership interest (at various times subsequent to the initial recording of the investment) in TerreStar Networks, and

•	44.4 million shares of SkyTerra common stock.

TerreStar Corporation’s ownership investment in TerreStar Networks (and the extrapolated value for 100% of TerreStar Networks) can be derived by subtracting the public trading value of the investment in SkyTerra from the public trading value of TerreStar Corporation.

The Company also completed and considered a market based valuation approach that extrapolated the value of TerreStar Networks and the Company’s TerreStar Networks investment from the trading prices of ICO Global (ICO), a company with a comparable spectrum asset and business objective to that of TerreStar, as a further indication of the value of the TerreStar Networks investment.

The results of the valuation analyses was a range of value for the TerreStar Networks investment of $117 to $128 million, indicating no impairment had occurred relative to the $112 million carrying value of the investment as of December 31, 2006, or March 31, 2007.

Periodic Assessment for Impairment – 2nd Quarter 2007

During the second quarter of 2007, ICO announced its intent to focus its business on building a mobile broadband video distribution service. This meant ICO was pursuing a business objective that was substantially different than the TerreStar Networks business objective of building a voice and data network. As a result, the Company determined that ICO was no longer an appropriate benchmark for valuation purposes for TerreStar Networks and discontinued using ICO as an indicator of value for the investment.

Also during the second quarter of 2007, the Company initiated preliminary dialogue with potential buyers of the TerreStar Networks investment who indicated that in addition to a market based valuation they were utilizing a valuation method based upon value per MHz per unit of population covered by the service ($/MHz/POP Method). A $/MHz/POP ratio is a method used to value companies that hold licenses covering spectrum assets (e.g. MSV has rights to approximately 30 MHz of spectrum covering 330 million persons in United States and Canada).

As such, the Company conducted both a market based valuation as well as a $/Mhz/POP Method valuation as of the end of the second quarter resulting in a range of value for the TerreStar Networks investment of $98 to $120 million. While the low end of the range was below the carrying value of the investment, management viewed potential impairment, if any, as temporary.

Larry Spirgel	November 30, 2007

Periodic Assessment for Impairment – 3rd Quarter 2007

As of September 30, 2007, the Company updated its valuation analyses (including both the market based method as well as a $/Mhz/POP Method, resulting in a range of value for the TerreStar Networks investment of $90 to $118 million.

After significant review and discussion of value, the Company reduced the carrying value of the investment for the following reasons:

•	For the second consecutive quarter the estimated range of value decreased.

•

The Company was considerably further along and in more detailed dialogue with multiple potential buyers for the investment. These potential buyers continued to indicate valuation ranges toward the lower end of the Company’s range of estimated value.

•	The Company’s cash position (with funding only through mid-2008) and the growing need to obtain financing changed leverage in the negotiations in favor of potential buyers.

•

Finally, instability in the broader financial markets as a result of turbulence in the credit markets was making the environment for the sale of the investment more difficult, indicating that any impairment in the third-quarter maybe other-than-temporary.

As a result of the above fact patterns and analysis, and also considering the Company’s increasingly limited ability and intent to hold the investment, the Company reduced the carrying value of the investment to its estimated fair value of $90 million during the third quarter of 2007. Management will expand its disclosures regarding the areas discussed above in its upcoming Annual Report to be filed on form 10-K for the year ended December 31, 2007.

4. We note that in connection with the acquisition of additional interests in MSV you allocated most of the purchase price to identifiable intangible assets mostly consisting of spectrum licenses and contractual rights to various spectrum organizations, patented technologies, customer contracts, and customer relationships. Provide a breakdown of the identifiable intangibles recorded in connections with these acquisitions. Tell us and disclose the methodology used in determining the value assigned to the spectrum licenses, patented technologies and the other intangibles. Include in your disclosures a detail discussion of the assumptions and estimates used in each of the valuations.

The breakdown of the allocation of the purchase price in the acquisition of additional MSV interests to identifiable intangible assets was as follows (in millions):

Spectrum Rights	$427.2
Intellectual Property	53.9
Customer relationships	3.5

Larry Spirgel	November 30, 2007

The allocation was based upon the fair values of the respective identifiable intangible assets as determined by third party valuation and reviewed by management. The approaches to the determination of the fair values of the respective identifiable intangible assets were as follows:

Spectrum Rights

MSV has rights to 30MHz of L-Band spectrum in the U.S. and Canada. These rights extend from Federal Communications Commission and Industry Canada licenses to operate over 66 MHz of spectrum to the extent MSV can coordinate use of these frequencies through contractual or treaty means with other international satellite operators in the North American region. To date, MSV has agreements enabling use of 30MHz via satellite which it intends to deploy in a terrestrial wireless network.

The market approach was utilized to determine the fair value of these spectrum rights. Under this approach, historical spectrum auction data was utilized to develop a range of spectrum values. These values were calculated from other public companies that have spectrum assets and results of past spectrum auctions. The implied value of the MSV spectrum holdings was discounted to present value to take into consideration that MSV’s terrestrial wireless network, similar to the build out of existing national wireless carriers, will be put into service over time and will service the full population in the service area incrementally over 10 years as the Company builds out its national network.

The valuation firm also performed a Jefferson Pilot approach (or “build-up” approach) valuation that confirmed the reasonableness of the value derived under the market approach. Under the build-up approach, the amount that an investor would be willing to pay for the spectrum to operate a business is calculated by first estimating the cash flows that typical market participants would assume could be available from the operation of the network using the subject spectrum in a similar market. It is assumed that rather than acquiring such a business as a going concern, the buyer would hypothetically obtain the spectrum at nominal cost and build a new operation with similar attributes.

Management’s estimate of fair value of the spectrum using the market approach was $1.65 billion. This fair value was used in the allocation of the purchase price in the acquisitions of additional interests in MSV from BCE and TerreStar Corporation transaction, respectively, in January and February 2007. The full fair value of the asset is not reflected on the financial statements of SkyTerra as the step-up was a result of acquisitions of minority interests. As such, only a portion of the asset was recorded at fair value ($427.2 million).

Intellectual Property

MSV has focused on the research and design of ATC systems for a number of years and has filed broad, seminal patents regarding architecture for ATC implementations. MSV’s intellectual property and patent portfolio is a major barrier of entry to compete against MSV in an ATC system.

Larry Spirgel	November 30, 2007

In addition, MSV has a significant patent portfolio that provides transparent use of hybrid networks (satellite and terrestrial) for standard wireless services. The Company relies on a combination of U.S. and foreign patent, trademark, copyright and trade secret laws as well as licenses, nondisclosure, confidentiality, and other contractual restrictions to protect certain technologies and processes.

The relief from royalty method was utilized to determine the fair value of intellectual property. The relief from royalty analysis is comprised of two major steps: i) a determination of the hypothetical royalty rate, and ii) the subsequent application of the royalty rate to projected revenue.

In determining the hypothetical royalty rate the following factors were considered:

•	Existing third-party license agreements and comparable license agreements of other companies

•	An operating earnings benchmark, in this case an estimate of a royalty that would result in 25-33% operating earnings ratio, a common benchmark for determining royalty rates

•	An excess earnings analysis to evaluate earnings available to MSV after the company had earned a fair return on its net tangible assets

•	Other qualitative factors

Based on analysis of these factors, a royalty rate of 5% was selected for use in the relief from royalty analysis for the intellectual property. The estimate of revenue generated by the intellectual property was 50% of the projected revenue for the business. The 50% estimate represented management’s best judgment as to the impact of the intellectual property on MSV’s next generation hybrid wireless business. A significant amount of revenue is expected to be generated by the terrestrial use of MSV’s spectrum which is uniquely enabled by MSV’s patent portfolio. However, MSV expects to leverage and augment other mainstream wireless technologies in deploying its network and products. In doing so, MSV will be partially dependent upon, directly and indirectly, intellectual property it does not own to generate future revenues.

The pre-tax royalty relieved for the use of the intellectual property was computed by multiplying projected revenue applicable through 2022 (expiration date of the founding patent) by the hypothetical royalty rate of 5%. The resulting pre-tax royalty relieved represents the savings to MSV from not having to license the technology from another owner. The after-tax royalty relieved was discounted to present value using an appropriate discount rate to reflect the asset’s risk profile as compared to the Company’s overall weighted-average cost of capital.

Management’s estimate of fair value of the intellectual property of $180.0 million was used in the allocation of the purchase price in the acquisitions of additional interests in MSV from BCE and TerreStar Corporation transaction, respectively, in January and February 2007. The full fair value of the asset is not reflected on the financial statements of SkyTerra as the step-up was a result of acquisitions of minority interests. As such only a portion of the asset was recorded at fair value ($53.9 million).

Larry Spirgel	November 30, 2007

Customer Relationships

MSV holds a backlog of sales orders on its existing satellites, for which delivery of service is expected to be completed by 2010. Backlog is represented by contracts with varying terms and lengths, from one month to several years in length. Implicit in the contractual backlog is the expectation that a portion of existing customers will renew their contracts.

The fair value of the customer relationships was determined based on the excess earnings method, which is a form of the income approach. Revenues and expenses attributable to the backlog were projected over the estimated remaining economic life of the customer relationships, and a required return on the net tangible and other intangible assets used to generate revenue was subtracted in order to determine residual “excess earnings” attributable to the intangible asset. The after-tax excess earnings were then discounted to present value using an appropriate risk-adjusted rate of return.

Management’s estimate of fair value of the customer relationships of $12.0 million was used in the allocation of the purchase price in the acquisition of additional interests in MSV from BCE and TerreStar Corporation transaction, respectively, in January and February 2007. The full fair value of the asset is not reflected on the financial statements of SkyTerra as the step-up was a result of acquisitions of minority interests. As such only a portion of the asset was recorded at fair value ($3.5 million).

Management will expand its disclosures to include a detailed discussion of the assumptions and estimates used in each of the valuations performed in connection with the acquisition of additional interests in MSV in its upcoming Annual Report to be filed on form 10-K for the year ended December 31, 2007.

Please contact the undersigned at (703) 390-2727 should you have any further questions.

Very truly yours,

/s/ Scott Macleod
Scott Macleod, Executive Vice President and CFO

cc:	Sondra Stokes (SEC Staff)
Ivette Leon (SEC Staff)
Paul Monsour (SEC Staff)
Robert Lewis (SkyTerra Communications, Inc)
Greg Fernicola (Skadden Arps Slate Meagher & Flom LLP)
Greg Kuykendall (Ernst & Young, LLP)